UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)*

                                (AMENDMENT NO. 6)

                               Dynex Capital, Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    26817Q506
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                                 (CUSIP Number)

                                              with a copy to:


       Michael R. Kelly                       Stephen Fraidin
      550 West C Street           Fried, Frank, Harris, Shriver & Jacobson
     San Diego, CA 92101                    One New York Plaza
        (619) 687-5000                    New York, NY 10004-1980
                                               (212) 859-8000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 6, 2000
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

SCHEDULE 13D

CUSIP No. 26817Q506

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        CALIFORNIA INVESTMENT FUND, LLC  33-0688954


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)  [x]
                                                                        (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.00%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO

SCHEDULE 13D

CUSIP No. 26817Q506

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        MICHAEL R. KELLY


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)  [x]
                                                                        (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.00%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN

SCHEDULE 13D

CUSIP No. 26817Q506

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        RICHARD KELLY


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)  [x]
                                                                        (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) (SEE INSTRUCTIONS)   [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.00%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN

          This amendment amends and supplements Schedule 13D of California Investment Fund, LLC, dated April 3, 2000 and filed on April 4, 2000 with the Securities and Exchange Commission ("SEC"), Amendment No. 1 to Schedule 13D, dated September 13, 2000 and filed on September 13, 2000 with the SEC, Amendment No. 2 to Schedule 13D, dated October 3, 2000 and filed on October 3, 2000 with the SEC, Amendment No. 3 to Schedule 13D, dated October 17, 2000 and filed on October 17, 2000 with the SEC, Amendment No. 4 to Schedule 13D, dated October 24, 2000 and filed on October 24, 2000 with the SEC and Amendment No. 5 to
Schedule 13D, dated October 30, 2000 and filed on October 30, 2000 with the SEC (together, the "Schedule 13D"). Except as amended by this amendment, there has been no change in the information previously reported on the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

          On September 29, 2000, California Investment Fund, LLC (the "Fund") and Dynex Capital, Inc. ("Dynex") entered into a letter of intent (as amended, the "Letter of Intent") that provided for, among other things, a three-week no-shop period (the "Exclusivity Period") regarding the Fund's proposed acquisition of all of the equity of Dynex for $90 million in cash. A copy of the Letter of Intent was attached as Exhibit A to the Fund's Amendment No. 2 to
Schedule 13D filed on October 3, 2000 with the SEC, and is specifically incorporated herein by reference, and the description herein of such letter is qualified in its entirety by reference to such letter.

          Subsequent to entering into the Letter of Intent, the Fund and Dynex entered into two separate agreements that extended the Exclusivity Period beyond the date set forth in the Letter of Intent (the "First Extension Letter to Letter of Intent" and the "Second Extension Letter to Letter of Intent"). A copy of the First Extension Letter to Letter of Intent was attached as Exhibit A to the Fund's Amendment No. 4 to Schedule 13D filed on October 24, 2000 with the SEC and is specifically incorporated herein by reference, and the description herein of such letter is qualified in its entirety by reference to such letter. A copy of the Second Extension Letter to Letter of Intent was attached as Exhibit A to the Fund's Amendment No. 5 to Schedule 13D filed on October 30, 2000 and is specifically incorporated herein by reference, and the description herein of such letter is qualified in its entirety by reference to such letter.

          On November 6, 2000, the Fund and Dynex agreed to further extend the expiration date of the Exclusivity Period under the Letter of Intent until November 10, 2000 (the "Third Extension Letter to Letter of Intent"). A copy of the Third Extension Letter to Letter of Intent is attached hereto as Exhibit A and is specifically incorporated herein by reference, and the description herein of such letter is qualified in its entirety by reference to such letter. The other terms and conditions of the Letter of Intent remained unchanged.

          On November 7, 2000, the Fund, DCI Acquisition Corporation ("DCI"), and Dynex entered into a definitive merger agreement (the "Merger Agreement") pursuant to which DCI, a newly formed subsidiary of the Fund, will merge with and into Dynex and Dynex will become a wholly owned subsidiary of the Fund for a purchase price of $90 million in cash for all of the equity of Dynex (the "Acquisition Transaction"). A copy of the Merger Agreement is attached hereto as Exhibit B and is specifically incorporated herein by reference, and the description herein of such agreement is qualified in its entirety by reference to such agreement.

          Under the terms of the Merger Agreement, the Fund will acquire all of the common stock of Dynex for a price of $2.00 per share, all of the Series A Preferred Stock of Dynex for a price of $12.07 per share, all of the Series B Preferred Stock of Dynex for a price of $12.32 per share and all of the Series C Preferred Stock of Dynex for a price of $15.08 per share, less any dividends declared or paid on the preferred shares from the date of the Merger Agreement.

          The Acquisition Transaction is subject to Dynex shareholder approval, the receipt of certain regulatory approvals and certain customary conditions. The Acquisition Transaction is also conditioned upon the Fund securing necessary financing and the consent of the holders of Dynex's senior notes.

          In connection with the Merger Agreement, the Fund, Dynex and U.S. Trust Company, National Association (the "Escrow Agent") entered into an escrow agreement dated November 7, 2000 (the "Escrow Agreement") pursuant to which the Fund agreed to deposit on the date of the Merger Agreement the 572,178 shares of common stock of Dynex that it owns into escrow (the "Escrowed Shares") and, subject to certain conditions, to deposit the amount of $1,000,000 into escrow on or prior to thirty days from the date of the Merger Agreement (the "Escrow Fund").

          Pursuant to the terms of the Escrow Agreement, if the Fund is unable to raise the necessary financing or to obtain the consent of the holders of Dynex's senior notes within thirty days of the date of the Merger Agreement, then the Fund has no obligation to deposit the Escrow Fund into escrow. The Escrowed Shares and/or the Escrow Fund may be released to Dynex solely as a result of (i) the Fund's failure to secure necessary financing for the Acquisition Transaction or (ii) Dynex's termination of the Merger Agreement because of a material breach by the Fund. If the Fund terminates the Merger Agreement because of a failure to receive the necessary consent or waiver of the holders of Dynex's senior notes and, in connection therewith, the Fund elects not to purchase certain loans or participations of Dynex pursuant to the terms of the Merger Agreement, the Escrowed Shares, but not the Escrow Fund, may be released to Dynex. A copy of the Escrow Agreement is attached hereto as Exhibit C and is specifically incorporated herein by reference, and the description herein of such escrow agreement is qualified in its entirety by reference to such agreement.

          In connection with the Merger Agreement, the Fund and Dynex issued a joint press release on November 8, 2000 announcing the signing of the Merger Agreement (the "Press Release"). A copy of the Press Release is attached hereto as Exhibit D and is specifically incorporated herein by reference, and the description herein of such press release is qualified in its entirety by reference to such press release.

          There can be no assurance that the Acquisition Transaction will be completed on the terms set forth in the Merger Agreement or otherwise.

          Depending on the outcome of the Acquisition Transaction, the Fund reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investments in Dynex, including any or all of the actions set forth in the paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as it may determine.

          Except as stated in this response to Item 4 and in furtherance of a closing the Acquisition Transaction pursuant to the terms of the Merger Agreement, the Fund has no current plans or proposals with respect to Dynex or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than the Merger Agreement and the exhibits thereto, including the Escrow Agreement described herein, to the knowledge of the Fund, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Dynex, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.
                    --------------------------------

Exhibit A           Third Extension  Letter to Letter of Intent between the Fund and Dynex, dated November 6, 2000.

Exhibit B           Agreement and Plan of Merger, dated as of  November 7, 2000,
                    by  and  among   California   Investment   Fund,   LLC,  DCI
                    Acquisition Corporation, and Dynex Capital, Inc.

Exhibit C           Escrow Agreement, dated as of November 7, 2000, by and among
                    California  Investment  Fund,  LLC, Dynex Capital,  Inc. and
                    U.S. Trust Company, National Association.

Exhibit D           Joint Press Release of California  Investment  Fund, LLC and
                    Dynex Capital, Inc., dated as of November 8, 2000.

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    November 8, 2000              California Investment Fund, LLC,
                                       a California limited liability company


                                       By:    /S/ Michael R. Kelly
                                              ----------------------------------
                                              Michael R. Kelly
                                              Its:  Managing Member



Date:    November 8, 2000              Michael R. Kelly


                                       By:    /S/ Michael R. Kelly
                                              ----------------------------------
                                              Michael R. Kelly, as an Individual



Date:    November 8, 2000              Richard Kelly


                                       By:    /S/ Richard Kelly
                                              ----------------------------------
                                              Richard Kelly, as an Individual

EXHIBIT INDEX

Exhibit A   Third  Extension  Letter to Letter  of Intent  between  the Fund and
            Dynex, dated November 6, 2000.

Exhibit B   Agreement  and Plan of Merger,  dated as of November 7, 2000, by and among California Investment Fund, LLC, DCI Acquisition Corporation, and Dynex Capital, Inc.

Exhibit C   Escrow  Agreement,  dated  as of  November  7,  2000,  by and  among
            California  Investment Fund, LLC, Dynex Capital, Inc. and U.S. Trust
            Company, National Association.

Exhibit D   Joint Press Release of  California  Investment  Fund,  LLC and Dynex
            Capital, Inc., dated as of November 8, 2000.